

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

<u>Via Facsimile</u>
Ingo Jucht
President and Chief Executive Officer
Lux Digital Pictures, Inc.
12021 Wilshire Boulevard, Suite 450
Los Angeles, CA 90025

> **Re:** **Lux Digital Pictures, Inc.**
> **Form 10-K for the fiscal year ended August 31, 2010**
> **Filed December 1, 2010**
> **File No. 333-153502**

Dear Mr. Jucht:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 15

Results of Operations, page 16

1. In future filings, please discuss specifically each film that is responsible for a significant portion of your revenues and discuss any known trends with respect to whether a particular film will continue to generate revenues in the future. We note in this regard your disclosure on page F-2 that Night of the Living Dead 3D has provided the majority of your revenues to date.

Liquidity and Capital Resources, page 17

2. In future filings, please revise to discuss in greater detail the primary sources of and demands on the company's liquidity. In particular, please disclose the material terms of the company's two loan agreements with related parties and the outstanding convertible

note. Given the company's current liquidity position, please also discuss any known or expected sources of liquidity in support of the statement that the company has sufficient cash resources available to fund operations for the next twelve months. To the extent you expect to fund operations through future loans or note issuances, please revise accordingly. In your response, please provide us with your proposed revised disclosure as of the most recent practicable date.

Item 10. Directors, Executive Officers, page 32

3. In future filings, please revise Mr. Jucht's biography to identify each of the positions he has held in the last five years.

Executive Compensation, page 34

4. In future filings, please identify each named executive officer in first column of the summary compensation table. Please also revise the table in accordance with Item 402(n) of Regulation S-K. The table you have provided appears to be outdated. Please provide us with your proposed revised summary compensation table in your response.

Item 13. Certain Relationships and Related Transactions, page 36

5. Please tell us why you have not disclosed any related party transactions. We note, for example, your disclosure on page F-9 that you received a loan of $15,050 from your principal shareholder and issued a $70,000 convertible note payable to a related party. We also note that you have recently received a loan of $13,500 from Mr. Jucht, your chief executive officer. Additionally, confirm that in future filings you will disclose all transactions with related parties in which the amount involved exceeds the lesser of $120,000 or one percent of your average assets the two most recent fiscal years. Refer to Item 404(d) of Regulation S-K. In that regard, please provide us with your proposed revised related party transaction disclosure in your response.

Exhibits, page 38

6. Please confirm that in future filings you will file all material agreements as exhibits. In particular, please file the following agreements or tell us why you believe a particular agreement is not required to be filed:

   - the Consulting Agreement with T. Joseph Coleman dated June 1, 2009;
   - the $15,050 loan agreement with Lux Digital Pictures GmbH;
   - the $13,500 loan agreement with Mr. Jucht; and
   - the convertible note issued May 14, 2010.

Exhibit 32

7. This certification refers to the company as a Nevada corporation. The remainder of your filing, however, refers to the company as a Wyoming corporation. In future filings, please revise this exhibit to refer to the company's actual state of incorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief